Exhibit 99.1

Brookfield Residential Properties Inc.

ANNUAL INFORMATION FORM

March 30, 2012

Brookfield Residential Properties Inc.

ANNUAL INFORMATION FORM

TABLE OF CONTENTS

The Corporation	2

Cautionary Statement Regarding Forward-Looking Statements	3

Corporate Structure	5

Development of the Business	5

Business of the Corporation	6

Code of Business Conduct and Ethics	11

Social and Environmental Policies and Risks	12

Risks Related to the Business of the Corporation	12

Risks Related to the Corporation’s Common Shares	16

Description of Capital Structure	18

Dividends and Dividend Policy	20

Market For Securities	21

Directors and Officers	21

Cease Trade Orders, Bankruptcies, Penalties or Sanctions	22

Transfer Agent and Registrar	23

Audit Committee Information	23

Legal Proceedings	24

Interest of Management and Others in Materials Transactions	25

Material Contracts	26

Interests of Experts	26

Additional Information	26

Appendices:

A. Trading Information for the Corporation’s Publicly-Listed Securities	A-1

B. Audit Committee Charter	B-1

Brookfield Residential Properties Inc. – 2012 Annual Information Form	1

BROOKFIELD RESIDENTIAL PROPERTIES INC.

ANNUAL INFORMATION FORM

THE CORPORATION

Brookfield Residential Properties Inc. (“Brookfield Residential” or the “Corporation”) is a North American land developer and homebuilder, active in ten principal markets with over 100,000 lots controlled. The Corporation entitles and develops land and builds homes for its own communities, as well as sells lots to third-party builders. The Corporation’s common shares (“Common Shares”) are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) and commenced trading on April 1, 2011.

Brookfield Residential was incorporated under the Business Corporations Act (Ontario) (the “OBCA”). The Corporation became a public company on March 31, 2011, by combining the former business of Brookfield Homes Corporation (“Brookfield Homes”) and the residential land and housing division (“BPO Residential”) of Brookfield Office Properties Inc. (formerly Brookfield Properties Corporation) (“Brookfield Office Properties”) into a single residential land and housing company, which was achieved through a merger and series of related transactions completed on March 31, 2011 (the “Transactions”). Prior to the completion of the Transactions on March 31, 2011, the Corporation was 100% owned by Brookfield Asset Management Inc. (“Brookfield Asset Management”) and the Corporation did not conduct any activities other than those incident to its formation, the holding of common stock and 8% convertible preferred stock of Brookfield Homes and the execution of the merger and contribution agreement related to the Transactions. The Corporation’s registered office is P.O. Box 762, Suite 300, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada M5J 2T3 and the Corporation operates a head office at 4906 Richard Road S.W., Calgary, Alberta, Canada T3E 6L1.

References in this Annual Information Form to the “Corporation” refer to Brookfield Residential Properties Inc. References to “Brookfield Residential”, “we”, “us” and “our” refer to the Corporation and its subsidiaries, individually or collectively, as applicable.

At December 31, 2011, we employed 686 people in North America.

All financial information in this Annual Information Form is expressed in United States dollars, unless otherwise noted. All references to C$ are to Canadian dollars. All information is presented as at December 31, 2011, unless otherwise noted.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Information Form contains “forward-looking statements” within the meaning of applicable Canadian securities laws and United States federal securities laws. The words “may,” “believe,” “will,” “anticipate,” “expect,” “planned,” “estimate,” “project,” “future,” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. Such statements reflect management’s current beliefs and are based on information currently available to management. The forward-looking statements in this Annual Information Form include, among others, statements with respect to:

•	the current business environment and outlook;

•	possible or assumed future results;

•	ability to create shareholder value;

•	business goals, strategy and growth plans;

•	strategies for shareholder value creation;

•	plans for the Seton development in Calgary, Alberta;

•	the stability of home prices;

•	effect of challenging conditions on us;

•	factors affecting our competitive position within the homebuilding industry;

•	ability to generate sufficient cash flow from our assets in 2012, 2013 and 2014 to repay maturing project specific financings;

•	the visibility of our future cash flow;

•	social and environmental policies and risks;

•	expected backlog and closings;

•	sufficiency of our access to capital resources;

•	the impact of foreign exchange on our financial performance;

•	whether the Corporation will be a passive foreign investment company during 2012;

•	the timing of the effect of interest rate changes on our cash flows; and

•	the effect on our business of existing lawsuits.

Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include, but are not limited to:

•	changes in general economic, real estate and other conditions;

•	mortgage rate and availability changes;

•	availability of suitable undeveloped land at acceptable prices;

•	adverse legislation or regulation;

•	ability to obtain necessary permits and approvals for the development of our land;

•	availability of labour or materials or increases in their costs;

•	ability to develop and market our master-planned communities successfully;

•	ability to obtain regulatory approvals;

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•	confidence levels of consumers;

•	ability to raise capital on favourable terms;

•	our debt and leverage;

•	adverse weather conditions and natural disasters;

•	relations with the residents of our communities;

•	risks associated with increased insurance costs or unavailability of adequate coverage;

•	ability to obtain surety bonds;

•	competitive conditions in the homebuilding industry, including product and pricing pressures;

•	ability to retain our executive officers;

•	relationships with our affiliates; and

•

additional risks and uncertainties, many of which are beyond our control, referred to in this Annual Information Form and our other public filings with the applicable Canadian regulatory authorities and the United States Securities and Exchange Commission.

Except as required by law, we undertake no obligation to publicly update any forward-looking statements whether as a result of new information, future events or otherwise. However, any further disclosures made on related subjects in subsequent public disclosure should be consulted.

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CORPORATE STRUCTURE

Name, Address and Information

Brookfield Residential was incorporated under the OBCA. The Corporation became a public company on March 31, 2011, pursuant to the Transactions. Prior to the completion of the Transactions, the Corporation was 100% owned by Brookfield Asset Management and the Corporation did not conduct any activities other than those incident to its formation, the holding of common stock and 8% convertible preferred stock of Brookfield Homes and the execution of the merger and contribution agreement related to the Transactions. The business of Brookfield Residential combines the former business of Brookfield Homes and the residential land and housing division of Brookfield Office Properties. Through these predecessor entities, Brookfield Residential has been developing land and building homes for over 50 years. The Corporation’s registered office is P.O. Box 762, Suite 300, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada M5J 2T3 and the Corporation operates a head office at 4906 Richard Road S.W., Calgary, Alberta, Canada T3E 6L1.

Intercorporate Relationships

The following is a list of the Corporation’s main active subsidiaries, indicating the jurisdiction of incorporation and the percentage of voting securities owned, or over which control or direction is exercised directly or indirectly, by the Corporation:

Name	Jurisdiction of Incorporation	Percentage of Voting Securities Owned, Controlled or Directed
Brookfield Residential (Alberta) LP	Alberta	100%
Brookfield Residential US Corporation	Delaware	100%
Brookfield Homes (US) LLC	Delaware	100%
Brookfield Residential (US) LLC	Delaware	100%
Brookfield Homes Holdings LLC	California	100%

DEVELOPMENT OF THE BUSINESS

On March 31, 2011, the Corporation, Brookfield Homes and Brookfield Office Properties completed the previously-described Transactions contemplated by the agreement and plan of merger and contribution dated as of October 4, 2010, which resulted in the combination of Brookfield Homes and the residential land and housing division of Brookfield Office Properties into the Corporation. As a result, the Corporation became a public company on March 31, 2011. The Corporation filed a Form 51-102F4 – Business Acquisition Report in respect of the Transactions on May 10, 2011.

Pursuant to the merger and contribution agreement entered into by the Corporation, Brookfield Homes, Brookfield Office Properties and Brookfield Residential Acquisition Corp. on October 4, 2010 in respect of the Transactions: (a) Brookfield Residential Acquisition Corp., a direct wholly-owned subsidiary of the Corporation, merged with and into Brookfield Homes, with the result that Brookfield Homes became a wholly-owned subsidiary of the Corporation; and (b) Brookfield Office Properties and certain of its subsidiaries contributed to the Corporation equity interests in certain entities that, prior to the completion of the Transactions, owned all or substantially all of the assets of BPO Residential. Each outstanding share of Brookfield Homes common stock was converted into 0.764900530 of a share of the Common Shares, and each outstanding share of Brookfield Homes 8% convertible preferred stock was converted into one share of the Corporation’s 8% Convertible Preferred Shares, Series A (“Preferred Shares”). In connection with the closing of the Transactions, the Corporation issued: (i) 51,500,000 Common Shares to Brookfield Office Properties, (ii) 8,685,066 Common Shares to holders of shares of Brookfield Homes’ common stock, and (iii) 70,002 Preferred Shares, to holders of Brookfield Homes’ 8% convertible preferred

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stock, which Preferred Shares are convertible into Common Shares in accordance with their terms, at an issue price of $25 per Preferred Share. In addition, upon closing of the Transactions, the Corporation issued approximately 2.098 million options to purchase Common Shares to certain of its employees and senior officers.

Prior to the completion of the Transactions, the Corporation was 100% owned by Brookfield Asset Management and the Corporation did not conduct any activities other than those incident to its formation, the holding of common stock and 8% convertible preferred stock of Brookfield Homes and the execution of the merger and contribution agreement related to the Transactions.

On June 15, 2011, the Corporation announced the completion of a rights offering by Brookfield Office Properties (the “Rights Offering”), which enabled shareholders of Brookfield Office Properties to purchase Common Shares of the Corporation that Brookfield Office Properties received in connection with the Transactions at a price of US$10 per share. 18,174,728 Common Shares of the Corporation were purchased by shareholders other than Brookfield Asset Management in the Rights Offering for total consideration of approximately US$182 million to Brookfield Office Properties. This represented 72% of the Common Shares available for purchase by shareholders other than Brookfield Asset Management in the Rights Offering.

Brookfield Asset Management purchased a total of 33,325,272 Common Shares of the Corporation in connection with the Rights Offering, representing its pro rata share of rights as a shareholder under the rights distribution, together with all Common Shares of the Corporation not otherwise subscribed for in the Rights Offering pursuant to a standby commitment. Upon completion of the Rights Offering, Brookfield Asset Management owned 74.5 million Common Shares of the Corporation, representing approximately 73.5% of the Common Shares.

The Corporation focuses on the businesses and operations that were maintained by Brookfield Homes and BPO Residential. Brookfield Homes operated as a land developer and home builder that operated through local business units responsible for projects in their geographic areas. Through the activities of its operating subsidiaries, Brookfield Homes entitled and developed land for its own communities and sold lots to third parties. Brookfield Homes also designed, constructed and marketed single-family and multi-family homes primarily to move-up homebuyers. Brookfield Homes’ operations were focused primarily in the following markets: Northern California (San Francisco Bay Area and Sacramento); Southland/Los Angeles; San Diego/Riverside; and Washington, D.C. BPO Residential operated as a residential land developer and home builder in Alberta and Ontario in Canada, and Colorado and Texas in the United States. These business units primarily entitled and developed land in master-planned communities and then sold developed lots to other homebuilders. These business units also were involved in all phases of the planning and building of infill developments. In addition, the Alberta and Ontario operations also designed, constructed and marketed single-family and multi-family homes primarily to first-time and move-up homebuyers.

BUSINESS OF THE CORPORATION

Overview

Brookfield Residential is a publicly-traded North American land development and homebuilding company listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BRP”.

We currently focus primarily on the following markets: Canada, California and Central and Eastern United States. Our Canadian operations operate primarily in the Alberta and Ontario markets. The California operations include our operations in Northern California (San Francisco, Bay Area and Sacramento) and Southern California (Southland / Los Angeles and San Diego / Riverside). The Central and Eastern United States operations include the Washington D.C., Colorado and Texas operations. We target these markets as we believe over the longer term they offer the following positive characteristics: strong housing demand, barriers to entry and close proximity to areas where we expect strong employment growth.

We report each of these geographic regions as distinct reportable segments in our financial statements. However, each reportable segment carries on the same business of operating as a land developer and homebuilder. As such, the following discussion is common to all the reportable segments.

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Principal Business Activities

Through the activities of our operating subsidiaries, we develop land for our own communities and sell lots to other homebuilders and third parties. We may also design, construct and market single-family and multi-family homes in our own and others’ communities. In each of our markets, we operate through local business units which are involved in all phases of the planning and building of our master-planned communities and infill developments. These operations include sourcing and evaluating land acquisitions, site planning, obtaining entitlements, developing the land, product design, constructing, marketing and selling homes and homebuyer customer service. These business units may also sell land for the construction of, or construct commercial shopping centers in our communities.

Brookfield Residential has developed a reputation for delivering first class master-planned communities and infill developments. Master-planned communities are new home communities that typically feature community centers, parks, recreational areas, schools, commercial areas and other amenities. In an infill development, Brookfield Residential develops land and constructs homes in previously urbanized areas on underutilized land.

Land Acquisition and Development

The residential land development and homebuilding industry involves converting raw or undeveloped land into residential housing. This process begins with the purchase or control of raw land and is followed by the entitlement and development of the land, and the marketing and sale of homes constructed on the land.

Our unique approach to land development begins with our disciplined approach to acquiring land in the path of growth in dynamic and resilient markets in North America that have barriers to entry caused by infrastructure or entitlement processes. We create value through the planning and entitlement process, developing and marketing residential lots and commercial sites and working with industry partners who share the same vision and values. We plan to continue to grow this business over time by selectively acquiring land that either enhances our existing inventory or provides attractive projects that are consistent with our overall strategy and management expertise.

Where market conditions permit, we prefer to purchase larger tracts of land with equity and then finance the development costs. These larger tracts afford us a true “master-planned” development opportunity that, following entitlement and assuming market conditions allow, creates a multi-year stream of cash flow. Master-planning is a long-term view of how each piece of land should be developed with a vision of how our customers live in each of our communities. One of our master-planned communities, McKenzie Towne in Calgary, Alberta, is the pioneer of new urbanism in Canada. It garnered international recognition after being named one of the top 26 master-planned communities in the world by Urban Land Institute.

Mixed-use development is also a focus of the Corporation. We have been developing commercial properties within our master-planned communities for decades. Developing a mixed-use community provides a place where people can not only live, but work and play as well. Seton, located in Calgary, Alberta, is a prime example of adding value to a master plan through appropriate commercial planning and building on our own land. This 365-acre mixed-use development is one of the largest opportunities of its kind in North America. It sits in the center of the fastest growing sector in the city accommodating a future trade area of over 100,000 people. Our vision began years ago but came to fruition when construction began on the $1.4 billion, 70-acre South Health Campus, a facility that is expected to open in the summer of 2012. Seton’s development plan includes 2.5 million square feet of office and retail space, light rail transit, a regional park, a public library, high school, regional recreation facility, hotel and 1,300 multi-family residences. Brookfield Residential is currently developing four residential master-planned communities in proximity to Seton. With the anticipated completion of the South Health Campus, investment activity in Seton and buying interest in our master-planned communities have rapidly gained momentum.

We may also purchase smaller infill or re-use parcels, or in some cases finished lots for housing. As a city grows and intensifies, so do its development opportunities. Inner city revitalization opportunities contribute to the strategic expansion of our business. We develop and construct homes in previously urbanized areas on underutilized land. Urban developments provide quick turnarounds from acquisition to completion, create new revenue streams, and infuse new ideas and energy into the Corporation.

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Home Construction

We may construct homes on lots that have been developed by us or that are purchased from others. Having a home building operation allows us the opportunity to extract the value from the land and provides us with market knowledge through our direct contact with the homebuyer. In markets where the Corporation has significant land holdings, home building is carried out on a portion of the land in specific market segments and the balance of lots are sold to and built-on by third party builders. In these markets, we generally build homes on 15% to 20% of our own land, with the remaining lots sold to third party builders.

Business Strategy

Our goal is to maximize the total return on our common shareholders’ equity over the long term. The key elements of our strategy to achieve this goal are as follows:

Selective Acquisitions

•	Focus on markets where we have a competitive advantage and where there are barriers to entry.

•	Purchase land at lower prices in advance of growth. Hold and add value through the entitlement process.

Proactive Asset Management

•	Sell lots when capital can be redeployed to an asset providing higher returns or where risk can be reduced in a market area.

•	Look for additional opportunities within our current markets that exist through changes in land use. For example, infill land development.

•	Finance raw land with equity and vendor take back mortgages where possible. Utilize debt for servicing costs to create finished lots and for homebuilding.

•	Establish and maintain relationships with strong homebuilders in each market.

•	Continue improving the quality and risk of assets owned, through trading assets, or structuring acquisition opportunities.

High Growth Markets

•	Choose markets with strong employment and housing demand. Brookfield Residential is currently invested in markets with resilient economies such as:

•	Washington D.C. – government & technology markets

•	California – technology, entertainment, tourism & agriculture markets

•	Calgary, Edmonton and Denver – energy sector, technology and government markets

•	Toronto – financial services and manufacturing markets

•	Austin – government, technology, education and healthcare markets

•	Purchase land in growth corridors taking a long range view of where master-planned community development opportunities exist.

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Decentralized Operating Structure

•	Possess in-depth knowledge of our markets through our local management teams who source acquisitions, design product and manage marketing, sales and construction.

•	Continue operating business units as fully integrated profit centres with management incentives by profit centre.

Creating Communities

•	Integrate land planning and development with housing product and design.

•	Lead in introducing new concepts, living styles, community planning and amenities.

•	Cooperate with local and regulatory authorities to meet community objectives and needs.

•

Develop communities that provide a mix of housing choices and price points. This increases absorptions and provides opportunities for residents to remain in the community and purchase new homes as their needs change.

•	Construct commercial shopping centres in communities we develop providing residents with local access to retail services.

Minimizing Risk

•	Focus on managing risk in each stage of the land development and homebuilding process. When appropriate, we will utilize options and joint ventures for the entitlement of land.

•	Strive to match construction starts to our sales rates.

•	Manage potential product liability through quality and customer satisfaction.

Assets

Our business is focused on land development and single-family and multi-family homebuilding in the markets in which we operate. Our assets consist primarily of land and housing inventory and investments in unconsolidated entities. Our total assets as at December 31, 2011 were valued at approximately $2.6 billion.

We classify our assets into three categories: land held for development; land under development and housing inventory. Costs attributable to land held for development include costs of acquiring land as well as planning and entitlement costs and major infrastructure costs to service the land within a community. These costs are not directly related to saleable lots. Once development of a phase begins, the associated costs with that phase are transferred from land held for development to land under development, which includes all underlying costs that are attributable to the phase of saleable lots, including costs of the underlying land, roads, parks, and sewers. Included in housing inventory is associated land as well as construction costs.

As of December 31, 2011, we controlled 108,197 lots. Controlled lots include those we directly own and our share of those owned by unconsolidated entities. Our controlled lots provide a strong foundation for our future lot sales and homebuilding business as well as visibility on our future cash flow. Approximately 50% of our owned lots are entitled. The number of building lots we controlled in each of our primary markets as of December 31, 2011 is as follows:

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	Housing & Land		Unconsolidated Entities		Total Lots December 31, 2011	Status of Lots		Total Lots December 31, 2010
	Owned	Options	Owned	Options		Entitled	Unentitled

Calgary	27,963	—	1,064	—	29,027	8,853	20,174	28,643
Edmonton	17,331	—	—	—	17,331	10,551	6,780	18,229
Toronto	9,461	—	—	—	9,461	720	8,741	9,320

Canada	54,755	—	1,064	—	55,819	20,124	35,695	56,192

Northern California	3,338	4,950	—	—	8,288	2,138	6,150	8,223
Southland / Los Angeles	848	—	1,526	1,842	4,216	1,876	2,340	4,734
San Diego / Riverside	8,966	—	33	—	8,999	6,199	2,800	8,761
Other	194	—	55	—	249	249	—	253

California	13,346	4,950	1,614	1,842	21,752	10,462	11,290	21,971

Denver	10,620	—	—	—	10,620	10,620	—	10,828
Austin	14,921	—	—	—	14,921	5,373	9,548	15,870
Washington D.C. Area	2,994	1,066	1,025	—	5,085	4,838	247	4,846

Central and Eastern U.S.	28,535	1,066	1,025	—	30,626	20,831	9,795	31,544

Total	96,636	6,016	3,703	1,842	108,197	51,417	56,780	109,707

Entitled lots	48,210	1,066	1,678	463	51,417

Unentitled lots	48,426	4,950	2,025	1,379	56,780

Total December 31, 2011	96,636	6,016	3,703	1,842	108,197

Total December 31, 2010	97,381	6,435	3,132	2,759	109,707

Operating Capabilities

We operate our land development and homebuilding business through local business units responsible for projects in their geographic area. Each of our business units has significant experience in the land development and homebuilding industry in the market in which it operates. We believe that in-depth knowledge of a local market enables our business units to better meet the needs of our customers and to more effectively address the issues that arise on each project. Our business units are responsible for all elements of the land development and homebuilding process, including sourcing and evaluating land acquisitions, site planning and entitlements, developing the land, product design, constructing, marketing and selling homes, customer service and management reporting. The Corporation’s management and board of directors sets our strategic goals and overall strategy. The Corporation’s management and board of directors also approves all acquisitions, allocates capital to the business units based on expected returns and levels of risk, establishes succession plans, ensures operations maintain a consistent level of quality, evaluates and manages risk and holds management of the business units accountable for the performance of their business unit.

Competitive Conditions

The residential land and homebuilding industry is highly competitive. We compete against land development companies, land speculators, numerous local, regional and national homebuilders and others in the real estate business in and near the areas where our communities are located. We also compete with re-sales of existing homes, whether by a homeowner or by a financial institution that has acquired a home through foreclosure, and with the rental housing market. We may compete for investment opportunities, financing, available land, raw materials and skilled labour with entities that possess greater financial, marketing and other resources than us. We also compete for land buyers with third parties in our efforts to sell lots to other homebuilders. We compete primarily on the basis

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of community location and planning, design, customer service, quality control and price. Competition may increase if there is future consolidation in the land development and homebuilding industry.

Components and Availability of Raw Materials

We function as a general contractor, subcontracting the construction activities for our projects. We manage these activities with on-site supervisory employees and informational and management control systems. We engage independent architectural, design, engineering and other consulting firms to assist in project planning. We do not have long-term contractual commitments with our subcontractors, consultants or suppliers of materials, who are generally selected on a competitive bid basis. We employ subcontractors for site improvement and for virtually all of the work involved in the construction of homes. It is our general practice to have our subcontractors commit to complete the specified work in accordance with written price schedules. These price schedules normally change to meet fluctuations in labour and materials costs. We do not own heavy construction equipment and we have a relatively small labour force used to supervise development and construction, and to perform routine maintenance services. We generally have been able to obtain sufficient materials and subcontractors, even during times of high demand for new homes.

Cycles

We have historically experienced variability in our results of operations from quarter to quarter due to the seasonal nature of the homebuilding business and the timing of new community openings and the closing out of projects. We typically experience the highest rate of orders for new homes in the first six months of the calendar year, although the rate of orders for new homes is highly dependent upon the number of active communities. Because new home deliveries trail orders for new homes by several months, we typically deliver a greater percentage of new homes in the second half of the year compared with the first half of the year. As a result, our revenues from sales of homes are generally higher in the second half of the year.

Material Contracts

Other than as described below, we are not party or subject to any material contracts or any contracts on which the Corporation’s business is substantially dependent. It is not expected that any aspect of the Corporation’s business will be affected in 2012 by renegotiation or termination of contracts or subcontracts.

At the closing of the Transactions, Brookfield Residential issued a C$265 million senior unsecured promissory note and a C$215 million junior unsecured promissory note, both payable to Brookfield Office Properties. As at March 20, 2012, interest of $27 million has been paid on the two notes. On November 2, 2011, the Corporation agreed to amend the terms of its C$265 million of transaction debt such that the originally scheduled principal payments of C$50 million during each of 2012, 2013 and 2014 will be due along with the final payment of C$115 million on December 31, 2015. These extended payments will bear interest from the date of the amendment at a fixed rate of 7.5%.

On November 2, 2011, Brookfield Residential reached an agreement to consolidate its two existing lines of credit with subsidiaries of Brookfield Asset Management in the aggregate amount of $225 million into one $300 million line of credit at an interest rate of LIBOR plus 4.5%.

Employees

At December 31, 2011, we employed 686 people in North America.

CODE OF BUSINESS CONDUCT AND ETHICS

The Corporation has a Code of Business Conduct and Ethics (“Code”) that sets out the expected conduct of its directors, officers and employees, and those of its subsidiaries, in relation to honesty, integrity and compliance with all legal and regulatory requirements. The board of directors of the Corporation (the “Board”) has approved the Code, copies of which are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at

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www.sedar.com and also may be obtained on our website, www.brookfieldrp.com, under Corporate Governance/Practices.

For information about the Code, reference is made to the section entitled “Code of Business Conduct and Ethics” on page 24 of the Corporation’s Management Information Circular dated March 30, 2012 (the “Circular) which is available on SEDAR at www.sedar.com. A copy of the Circular can also be obtained from the Corporation and is available on our website, www.brookfieldrp.com, under Investors/Other Disclosure Documents.

SOCIAL AND ENVIRONMENTAL POLICIES AND RISKS

Brookfield Residential takes pride in striving to build the best communities and homes on the market, but is equally proud of the community we have created within our family of employees and the outside community at large – the places where we work and live. The following outlines some of our current initiatives:

Environmental Stewardship

Brookfield Residential seeks new ways to reduce the impact we have on the environment, from next generation master-planned communities to energy and water efficient homes; from technical innovations of solar and geothermal power to more sustainable infrastructure. Our Director of Sustainability takes stock of current best practices to form our corporate sustainability strategy and to define measurable targets with a goal to provide transparent reporting in 2012.

Community Engagement

Brookfield Residential inspires a culture of philanthropy and volunteerism among our workforce. In addition to the annual corporate donations to support local charitable and community organizations through our locally managed donations committees across North America, we also encourage employees’ involvement in charitable activities by providing volunteer leave and a donations matching program.

Employee Development

Brookfield Residential is dedicated to the pursuit of lifelong learning because we look for future leaders and managers when we hire. We give our employees the support they need to deliver on their individual potential. We offer a variety of programs such as employee development workshops, onboarding, mentorship, training, education and tuition assistance so that our employees can continue to foster our vision of creating great places to live.

Risks

We are subject to local, provincial, state and federal laws and regulations concerning the protection of the environment. The environmental laws that apply to a given homebuilding site depend upon the site’s location, its environmental conditions and the present and former uses of the site and its adjoining properties. Environmental laws and conditions may result in delays, or cause us to incur substantial compliance and other costs, and can prohibit or severely restrict homebuilding activity in environmentally sensitive regions or areas. We do not currently have any material estimated capital expenditures related to governmental assessments or environmental compliance costs for the remainder of fiscal 2012, fiscal 2013 or fiscal 2014.

RISKS RELATED TO THE BUSINESS OF THE CORPORATION

The business and results of operations of Brookfield Residential will be materially and adversely affected by weakness in general economic, real estate and other conditions.

The land development and homebuilding industry is cyclical and is significantly affected by changes in general and local economic and industry conditions, such as employment levels, availability of financing for homebuyers, interest rates, consumer confidence, levels of new and existing homes for sale, demographic trends and housing demand. In addition, an oversupply of alternatives to new homes, such as resale homes, including homes held for sale by investors and speculators, foreclosed homes and rental properties may reduce Brookfield Residential’s

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ability to sell new homes, depress prices and reduce margins from the sale of new homes. The United States and Canadian homebuilding industry continues to face a number of challenges, with home foreclosures and tight credit standards continuing to have an effect on inventory and new home sale rates and prices.

Homebuilders are also subject to risks related to the availability and cost of materials and labour, and adverse weather conditions that can cause delays in construction schedules and cost overruns. Furthermore, the market value of undeveloped land, buildable lots and housing inventories held by Brookfield Residential can fluctuate significantly as a result of changing economic and real estate market conditions and may result in inventory impairment charges or putting deposits for lots controlled under option at risk. If there are significant adverse changes in economic or real estate market conditions, Brookfield Residential may have to sell homes at a loss or hold land in inventory longer than planned. Inventory carrying costs can be significant and can result in losses in a poorly performing project or market. If market conditions deteriorate, some of Brookfield Residential’s assets may be subject to impairments and option write-off charges adversely affecting its operations and financial results.

Rising mortgage rates or decreases in the availability of mortgage financing will discourage people from buying new homes.

Virtually all of Brookfield Residential’s customers finance their home acquisitions through lenders providing mortgage financing. Prior to the recent volatility in the financial markets in the United States, a variety of mortgage products were available. As a result, more homebuyers were able to qualify for mortgage financing. Increases in mortgage rates or decreases in the availability of mortgage financing could depress the market for new homes because of the increased monthly mortgage costs to potential homebuyers. Even if potential customers do not need financing, changes in mortgage interest rates and mortgage availability could make it harder for them to sell their homes to potential buyers who need financing, which would result in reduced demand for new homes. As a result, rising mortgage rates and reduced mortgage availability could adversely affect Brookfield Residential’s ability to sell new homes and the price at which it can sell them.

In the United States, since 2007, there has been a significant decrease in the type of mortgage products available and a general increase in the qualification requirements for mortgages. Fewer loan products and tighter loan qualifications make it more difficult for some borrowers to finance the purchase of new homes. This, coupled with higher mortgage interest rates for some mortgage products, has reduced demand for new homes. These reductions in demand could adversely affect Brookfield Residential’s operations and financial results, and the duration and severity of the effects are uncertain.

Laws and regulations related to property development and related to the environment subject Brookfield Residential to additional costs and delays which could adversely affect its business and results of operations.

Brookfield Residential must comply with extensive and complex regulations affecting the land development and homebuilding process. These regulations could impose on Brookfield Residential additional costs and delays, which will adversely affect its business and results of operations. In particular, Brookfield Residential is required to obtain the approval of numerous governmental authorities regulating matters such as permitted land uses, levels of density, the installation of utility services, zoning and building standards. These regulations often provide broad discretion to the administering governmental authorities as to the conditions Brookfield Residential must meet prior to being approved for a particular development or project, if approved at all. In addition, new development projects may be subject to various assessments for schools, parks, streets and highways and other public improvements, the costs of which can be substantial. When made, these assessments can have a negative impact on sales by raising the price that homebuyers must pay for Brookfield Residential’s homes. Brookfield Residential must also comply with a variety of local, state, provincial and federal laws and regulations concerning the protection of health and the environment, including with respect to hazardous or toxic substances. These environmental laws sometimes result in delays and could cause Brookfield Residential to incur additional costs, or severely restrict land development and homebuilding activity in environmentally sensitive regions or areas.

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If Brookfield Residential is not able to develop and market its master-planned communities successfully, its business and results of operations will be adversely affected.

Before a master-planned community generates any revenues, material expenditures are incurred to acquire land, obtain development approvals and construct significant portions of project infrastructure, amenities, model homes and sales facilities. It generally takes several years for a master-planned community development to achieve cumulative positive cash flow. If Brookfield Residential is unable to develop and market its master-planned communities successfully and to generate positive cash flows from these operations in a timely manner, it will have a material adverse effect on the business and results of operations of Brookfield Residential.

Difficulty in retaining qualified trades workers, or obtaining required materials and supplies, will adversely affect the business and results of operations of Brookfield Residential.

The homebuilding industry has from time to time experienced significant difficulties in the supply of materials and services, including with respect to: shortages of qualified trades people; labour disputes; shortages of building materials; unforeseen environmental and engineering problems; and increases in the cost of certain materials (particularly increases in the price of lumber, wall board and cement, which are significant components of home construction costs). When any of these difficulties occur, it will cause delays and increase the cost of constructing Brookfield Residential’s homes.

Homebuilding is subject to home warranty and construction defect claims in the ordinary course of business and furthermore Brookfield Residential will sometimes face liabilities when it acts as a general contractor, and Brookfield Residential will sometimes be responsible for losses when it hires general contractors.

As a homebuilder, Brookfield Residential is subject to construction defect and home warranty claims arising in the ordinary course of its business. These claims are common in the homebuilding industry and can be costly. Further, where Brookfield Residential acts as the general contractor, it will be responsible for the performance of the entire contract, including work assigned to subcontractors. Claims may be asserted against Brookfield Residential for construction defects, personal injury or property damage caused by the subcontractors, and if successful these claims give rise to liability. Where Brookfield Residential hires general contractors, if there are unforeseen events like the bankruptcy of, or an uninsured or under-insured loss claimed against its general contractors, Brookfield Residential will sometimes become responsible for the losses or other obligations of the general contractors. The cost of insuring against construction defect and product liability claims are high, and the amount of coverage offered by insurance companies may be limited. There can be no assurance that this coverage will not be further restricted and become more costly. If Brookfield Residential is not able to obtain adequate insurance against these claims in the future, its business and results of operations will be adversely affected.

If Brookfield Residential is not able to raise capital on favourable terms or at all, its business and results of operations will be adversely affected.

Brookfield Residential operates in a capital intensive industry and requires capital to maintain its competitive position. The failure to secure additional debt or equity financing or the failure to do so on favourable terms will limit Brookfield Residential’s ability to grow its business, which in turn will adversely affect Brookfield Residential’s business and results of operations. Brookfield Residential expects to make significant capital expenditures in the future to enhance and maintain the operations of its properties and to expand and develop its real estate inventory. If Brookfield Residential’s plans or assumptions change or prove to be inaccurate, or if cash flow from operations proves to be insufficient due to unanticipated expenses or otherwise, Brookfield Residential will likely seek to minimize cash expenditures and/or obtain additional financing in order to support its plan of operations.

The availability of financing from banks and the public debt markets has declined significantly in the United States. Due to the deterioration of the credit markets and the uncertainties that exist in the economy and for homebuilders in general, Brookfield Residential cannot be certain that it will be able to replace existing financing or find additional sources of financing. If sufficient funding, whether obtained through public or private debt, equity financing or from strategic alliances is not available when needed or is not available on acceptable terms, Brookfield Residential’s business and results of operations will be adversely affected.

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Brookfield Residential’s debt and leverage could adversely affect its financial condition.

Brookfield Residential’s total debt as of December 31, 2011 was $1,295 million. Brookfield Residential’s leverage could have important consequences, including the following: the ability to obtain additional financing for working capital, capital expenditures or acquisitions may be impacted in the future; a substantial portion of Brookfield Residential’s cash flow from operations must be dedicated to the payment of principal and interest on its debt, thereby reducing the funds available for other purposes; some of Brookfield Residential’s borrowings are and will continue to be at variable rates of interest, which will expose it to the risk of increased interest rates; and Brookfield Residential’s substantial leverage may limit its flexibility to adjust to changing economic or market conditions, reduce the ability to withstand competitive pressures and make Brookfield Residential more vulnerable to a general economic downturn.

If any of these conditions occur, or should Brookfield Residential be unable to repay these obligations as they become due, Brookfield Residential’s financial condition will be adversely affected. In addition, Brookfield Residential’s various debt instruments contain financial and other restrictive covenants that may limit its ability to, among other things, borrow additional funds that might be needed in the future. Brookfield Residential also guarantees shortfalls under some of its community bond debt, when the revenues, fees and assessments which are designed to cover principal and interest and other operating costs of the bonds are not paid.

Brookfield Residential finances many of its projects located in the United States individually. As a result, to the extent Brookfield Residential increases the number of projects and its related investment, its total debt obligations may increase. In general, Brookfield Residential repays the principal of its debt from the proceeds of home and lot closings.

Based on Brookfield Residential’s interest rate sensitive net debt levels, as of December 31, 2011, a 1% change up or down in interest rates could have either a negative or positive effect of approximately $7 million on its cash flows.

Brookfield Residential’s business and results of operations will be adversely affected if poor relations with the residents of its communities negatively impact its sales.

As a master-planned community developer, Brookfield Residential will sometimes be expected by community residents to resolve any issues or disputes that arise in connection with the development of its communities. Brookfield Residential’s sales may be negatively affected if any efforts made by it to resolve these issues or disputes are unsatisfactory to the affected residents, which in turn would adversely affect Brookfield Residential’s results of operations. In addition, Brookfield Residential’s business and results of operations would be adversely affected if it is required to make material expenditures related to the settlement of these issues or disputes, or to modify its community development plans.

Brookfield Residential’s business is susceptible to adverse weather conditions and natural disasters.

Adverse weather conditions and natural disasters such as hurricanes, tornadoes, earthquakes, droughts, floods, fires and snow can have a significant effect on Brookfield Residential’s ability to develop its communities. These adverse weather conditions and natural disasters can cause delays and increased costs in the construction of new homes and the development of new communities. If insurance is unavailable to Brookfield Residential or is unavailable on acceptable terms, or if Brookfield Residential’s insurance is not adequate to cover business interruption or losses resulting from adverse weather or natural disasters, its business and results of operations will be adversely affected. In addition, damage to new homes caused by adverse weather or a natural disaster may cause Brookfield Residential’s insurance costs to increase.

Increased insurance risk will adversely affect Brookfield Residential’s business.

Brookfield Residential is confronting reduced insurance capacity, and generally lower limits for insurance against some of the risks associated with its business. Some of the actions that have been or could be taken by insurance companies include: increasing insurance premiums; requiring higher self-insured retention and deductibles; requiring collateral on surety bonds; imposing additional exclusions, such as with respect to sabotage and terrorism;

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and refusing to underwrite certain risks and classes of business. The imposition of any of the preceding actions will adversely affect Brookfield Residential’s ability to obtain appropriate insurance coverage at reasonable costs.

Tax law changes in the United States could make home ownership more expensive or less attractive.

Tax law changes in the United States could make home ownership more expensive or less attractive. In the United States, significant expenses of owning a home, including mortgage interest expense and real estate taxes, generally are deductible expenses for an individual’s federal and, in some cases, state income taxes subject to various limitations under current tax law and policy. If the federal government or a state government changes income tax laws to eliminate or substantially modify these income tax deductions, then the after-tax cost of owning a new home would increase substantially. This could adversely impact demand for, and/or sales prices of, new homes.

Residential homebuilding is a competitive industry, and competitive conditions may adversely affect Brookfield Residential’s results of operations.

The residential homebuilding industry is highly competitive. Residential homebuilders compete not only for homebuyers, but also for desirable properties, building materials, labour and capital. Brookfield Residential competes with other local, regional and national homebuilders, often within larger communities designed, planned and developed by such homebuilders. Any improvement in the cost structure or service of these competitors will increase the competition Brookfield Residential faces. Brookfield Residential also competes with the resale of existing homes including foreclosed homes, sales by housing speculators and investors and rental housing. Competitive conditions in the homebuilding industry could result in: difficulty in acquiring suitable land at acceptable prices; increased selling incentives; lower sales volumes and prices; lower profit margins; impairments in the value of Brookfield Residential’s inventory and other assets; increased construction costs; and delays in construction.

If Brookfield Residential is not able to retain its executive officers, the business and results of operations of Brookfield Residential could be adversely affected.

Brookfield Residential does not have employment agreements with any of its executive officers, which could affect Brookfield Residential’s ability to retain their services. Should Brookfield Residential lose the services of one or all of its executive officers and they cannot be adequately replaced, Brookfield Residential’s ability to accomplish the objectives set forth in its business plan could be adversely affected.

RISKS RELATED TO THE CORPORATION’S COMMON SHARES

Brookfield Asset Management’s status as the majority Brookfield Residential shareholder may create conflicts of interest with other Brookfield Residential shareholders and could cause Brookfield Residential to take actions that other Brookfield Residential shareholders do not support.

As at March 20, 2012, Brookfield Asset Management beneficially owns, or controls or directs, directly or indirectly, 73,493,112 Common Shares in the capital of the Corporation, representing approximately 72.2% of the outstanding Common Shares. Accordingly, Brookfield Asset Management has significant influence on the strategic direction and significant corporate transactions of Brookfield Residential, and its interests in these matters may conflict with those of other Brookfield Residential shareholders. As a result, Brookfield Asset Management could cause Brookfield Residential to take actions that other Brookfield Residential shareholders do not support.

Brookfield Asset Management’s significant ownership interest in Brookfield Residential and other anti-takeover provisions could deter an acquisition proposal for Brookfield Residential that shareholders may consider favourable.

A third party will not be able to acquire control of Brookfield Residential without Brookfield Asset Management’s consent because Brookfield Asset Management owns a majority of the outstanding Common Shares, and it could vote its Common Shares against any takeover proposal submitted for shareholder approval. Brookfield Asset Management’s ownership interest in Brookfield Residential could discourage potential acquisition proposals for Brookfield Residential and could delay or prevent a change of control of Brookfield Residential. These deterrents

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could adversely affect the price of Common Shares and make it very difficult for Brookfield Residential shareholders, other than Brookfield Asset Management, to remove or replace members of the Board, which could be detrimental to Brookfield Residential’s other shareholders.

Brookfield Residential’s relationships with its affiliates may be on terms more or less favourable than those that could be obtained from third parties.

Brookfield Asset Management beneficially owns 72.2% of the outstanding Common Shares and Brookfield Residential’s relationships with Brookfield Asset Management and its affiliates include the two unsecured promissory notes payable to Brookfield Office Properties as a result of the Transactions and an unsecured revolving credit facility with a subsidiary of Brookfield Asset Management. Additionally, Brookfield Residential has the right to use the names “Brookfield” and “Brookfield Residential” pursuant to a license agreement between Brookfield Office Properties and Brookfield Global Asset Management Limited, a subsidiary of Brookfield Asset Management. There can be no assurance that these arrangements are on terms at least as favourable to Brookfield Residential as those that could be negotiated with third parties, or that procedural protections to be put in place to simulate arm’s length negotiations, such as the prior approval of related party transactions by Brookfield Residential’s independent directors, will have such effect. Conversely, the terms of Brookfield Residential’s agreements with affiliates could be more favourable to Brookfield Residential than would be available from a third party. In such event, should Brookfield Residential be required to replace these arrangements, there can be no assurance that it could obtain terms at least as favourable as those with affiliates.

Brookfield Residential is a “controlled company” within the meaning of the New York Stock Exchange rules and, as a result, may rely on exemptions from certain corporate governance requirements that are designed to provide protection to stockholders of companies that are not “controlled companies”.

Brookfield Asset Management and its affiliates own 72.2% of the outstanding Common Shares on a fully diluted basis and, as a result, Brookfield Residential is a “controlled company” under the New York Stock Exchange corporate governance standards. As a controlled company, Brookfield Residential is exempt under the New York Stock Exchange standards from the obligation to comply with certain corporate governance requirements, including the requirements: that a majority of the Board consist of independent directors; that it have a nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and that it have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Brookfield Residential does not presently intend to elect to utilize any of the “controlled company” corporate governance exemptions available to it under the New York Stock Exchange rules. If Brookfield Residential makes use of the New York Stock Exchange’s “controlled company” exemptions, investors may not have the same protection afforded to stockholders of companies that are not “controlled companies”.

Although the Common Shares are listed on the New York Stock Exchange, as a foreign private issuer Brookfield Residential has elected to rely on certain Canadian requirements concerning corporate governance, and there exists the possibility that Canadian securities law requirements will provide less protection than those required by the New York Stock Exchange.

The Common Shares are listed on the New York Stock Exchange, and the Corporation will be subject to certain corporate governance and other requirements to maintain its listing. However, as a foreign private issuer, Brookfield Residential is permitted to elect to follow certain corporate governance rules that conform to Canadian requirements in lieu of most of the New York Stock Exchange corporate governance standards. As a result, investors may not have the same protections afforded to stockholders of companies that are not eligible for exemption from any of the New York Stock Exchange corporate governance requirements.

The trading price for Brookfield Residential’s shares could fluctuate significantly and the market for its shares could be particularly volatile because of Brookfield Asset Management’s significant ownership.

The trading prices of the Common Shares could fluctuate significantly in response to factors such as: variations in Brookfield Residential’s quarterly or annual operating results and financial condition; changes in government regulations affecting its business; the announcement of significant events by it or its competitors; market conditions

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specific to the homebuilding industry; changes in general economic conditions; differences between its actual financial and operating results and those expected by investors and analysts; changes in analysts’ recommendations or projections; the depth and liquidity of the market for its common shares; investor perception of the homebuilding industry; events in the homebuilding industry; investment restrictions; and its dividend policy. In addition, securities markets have experienced significant price and volume fluctuations in recent years that have often been unrelated or disproportionate to the operating performance of particular companies. These broad fluctuations may adversely affect the trading price of Brookfield Residential’s Common Shares.

Brookfield Asset Management and its affiliates beneficially own 72.2% of the outstanding Common Shares on a fully diluted basis. If Brookfield Asset Management should decide in the future to sell any of the Brookfield Residential securities owned beneficially by it, the sale (or the perception of the market that a sale may occur) could adversely affect the trading price of those securities.

Brookfield Residential does not expect to pay dividends on its Common Shares in the foreseeable future.

Brookfield Residential cannot predict at this time whether it will pay dividends on Common Shares. Whether Brookfield Residential will pay dividends on Common Shares, and the timing and amount of those dividends, will be subject to approval and declaration by the Board, and will depend on a variety of factors, including the earnings, cash requirements and financial condition of Brookfield Residential and other factors deemed relevant by the Board.

If Brookfield Residential were determined to be a passive foreign investment company, the determination would result in certain potentially adverse U.S. federal income tax consequences to U.S. holders of Common Shares.

The rules for determining whether an entity is a passive foreign investment company, referred to as a PFIC, are very complex, fact specific, and subject to interpretative differences, so that Brookfield Residential cannot give any assurance as to its status as a PFIC for the current or any future year, and offers no opinion or representation of any kind with respect to the PFIC status of Brookfield Residential. Based on current business plans and financial expectations, Brookfield Residential does not believe that it will be a PFIC during 2012.

If Brookfield Residential were to constitute a PFIC for any year during which a U.S. person owns Common Shares, then the owner could be subject to increased taxes and related interest charges on the receipt of certain distributions or constructive distributions and with respect to the sale or other disposition of Common Shares, unless certain elections were made. In addition, U.S. owners of a PFIC have certain IRS reporting obligations. U.S. holders of Common Shares should consult their own tax advisors with respect to the PFIC issue and its applicability to their particular tax situation.

DESCRIPTION OF CAPITAL STRUCTURE

The following is a description of the material terms of the authorized capital of Brookfield Residential. The terms of Brookfield Residential’s authorized capital are more detailed than the general information provided below. Therefore, please carefully consider the actual terms of the authorized capital. The articles of Brookfield Residential, as amended, are filed on SEDAR at www.sedar.com.

Authorized Capital

The authorized share capital of Brookfield Residential consists of:

•	an unlimited number of Common Shares; and

•

an unlimited number of shares of preferred shares, of which 76,945 shares are designated as Preferred Shares. Brookfield Residential has no present plans to designate or issue any other preferred shares.

Outstanding Share Capital

As at December 31, 2011, the following shares of the Corporation were issued and outstanding: 101,342,718 Common Shares and 70,002 Preferred Shares.

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As at March 20, 2012, the following shares of the Corporation were issued and outstanding: 101,811,659 Common Shares and 70,002 Preferred Shares.

Rights and Preferences of Brookfield Residential Shares

Common Shares

Voting Rights. All Common Shares have identical rights and privileges. The holders of Common Shares are entitled to vote on all matters submitted to a vote of the Brookfield Residential shareholders, including the election of directors; provided, however, that holders of Common Shares will not be entitled to vote for any amendments to the Corporation’s articles of incorporation that relate only to an outstanding series of preferred shares. On all matters to be voted on by holders of Common Shares, the holders will be entitled to one vote for each Common Share held of record, and will have no cumulative voting rights.

Dividend Rights. Holders of Common Shares are entitled to receive dividends or other distributions when and if declared by the Board. The right of the Board to declare dividends, however, will be subject to the rights of any holders of outstanding preferred shares of Brookfield Residential and the availability of sufficient funds under the OBCA to pay dividends. For a more complete description of the dividend rights of holders of preferred shares of Brookfield Residential, see “— Preferred Shares” and “— Preferred Shares Issuable in Series” below.

Liquidation Preference. In the event of a liquidation, dissolution or winding-up of Brookfield Residential, after the payment in full of all amounts owed to holders of any outstanding shares of Brookfield Residential preferred shares, the remaining assets of Brookfield Residential will be distributed rateably to the holders of Common Shares, in proportion to the number of shares held by such holders.

Other Rights. Holders of Common Shares have no preemptive rights and no right to convert their Common Shares into any other securities. There are no redemption or sinking fund provisions applicable to the Common Shares. The rights, preferences and privileges of holders of Common Shares will be subject to, and may be adversely affected by, the rights of holders of the Preferred Shares and shares of any other series of preferred shares of Brookfield Residential which the Corporation may designate and issue in the future without further shareholder approval.

Preferred Shares

Holders of the Preferred Shares are not entitled to receive notice of or to attend any meeting of shareholders of the Corporation and will not be entitled to vote at any such meeting except certain meetings at which their vote is required.

In order to ensure that the terms of the Preferred Shares would be the same in all material respects as the terms of the Brookfield Homes preferred shares, and in accordance with the terms of the Brookfield Homes convertible preferred shares, appropriate adjustments were made in the conversion rate of the Preferred Shares received in the Transactions. The adjustments reflected the exchange ratio applicable to the underlying Common Shares received in the merger of 0.76490053 Common Shares for each share of Brookfield Homes common stock held. As a result, the Preferred Shares are convertible at the option of the shareholder, into Common Shares, at a conversion rate of 2.731787605 Common Shares per Preferred Share, which is equivalent to a conversion price of approximately $9.15 per share, subject to future adjustment.

Dividends on the Preferred shares will be fully cumulative, without interest, from the date of original issuance of the Preferred Shares and will be payable semi-annually in arrears, normally at the end of June and December of each year, at Brookfield Residential’s election, in cash, shares of Common Shares or a combination of cash and Common Shares. The Preferred Shares are perpetual and will not have a maturity date; however, beginning June 30, 2014, if the 90-day volume weighted average market price of the Common Shares is greater than $18.30 per share, Brookfield Residential may, at its option, require all preferred shares to be automatically converted into Common Shares.

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In the event that the Corporation elects to pay all or any portion of the dividends in Common Shares, the amount of dividend for each Preferred Share will be computed based on an average of the volume weighted closing price of the Common Shares over the five days immediately preceding the dividend declaration date.

As the Preferred Shares rank senior to the Common Shares, holders of Common Shares are only entitled to receive any dividends after all accumulated and unpaid dividends for the then-current semi-annual dividend period are paid or declared and set apart for the Preferred Shares.

No dividends will be paid on the Preferred Shares in the event that there is a default, in whole or in part, on any dividend on any share in the capital of the Corporation ranking senior as to the payment of dividends to the Preferred Shares.

No dividends will be paid on any shares in the capital of the Corporation ranking on parity with the Preferred Shares for any period unless full cumulative dividends have been paid or declared and set aside for payment on the Preferred Shares. Additionally, no full dividends will be paid or declared and set aside for payment on the Preferred Shares for any period unless full cumulative dividends have been, or contemporaneously are, paid or declared and set aside for any shares in the capital of the Corporation ranking on parity with the Preferred Shares.

In the event of a liquidation, dissolution or winding-up of Brookfield Residential, subject to prior rights of holders of any shares ranking senior to the Preferred Shares, the holders of the Preferred Shares will be entitled to a certain amount of the Corporation’s assets. For clarity, a liquidation, dissolution or winding-up of Brookfield Residential for the purposes of the Preferred Shares does not include a consolidation or merger of the Corporation with another corporation nor a sale or transfer of all or part of the Corporation’s assets.

Preferred Shares Issuable in Series

The Board is authorized to issue from time to time, without further shareholder approval, an unlimited number of shares of preferred shares (in addition to the Preferred Shares) in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series, including the dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series. Brookfield Residential could issue its preferred shares in ways which may delay, defer or prevent a change in control of Brookfield Residential without further action by Brookfield Residential’s shareholders and may adversely affect the voting and other rights of the holders of Common Shares. The issuance of preferred shares of Brookfield Residential with voting and conversion rights may adversely affect the voting power of the holders Common Shares, including the loss of voting control to others. However, despite this potential use of the preferred shares, the preferred shares are not intended for anti-takeover purposes without shareholder approval. The preferred shares are instead intended to provide future financing flexibility.

DIVIDENDS AND DIVIDEND POLICY

Common Shares

The Corporation has never declared or paid dividends on the Common Shares. The declaration and payment of dividends on the Common Shares are at the discretion of the Board. No dividends or other distributions can be paid or set apart for payment on the Common Shares until all accumulated and unpaid preferred dividends on the Preferred Shares have been paid or declared and set apart for payment. Any dividend per Preferred Share would equal an amount computed pursuant to a formula outlined in the articles of the Corporation, as amended.

Brookfield Residential cannot predict at this time whether it will pay dividends on its Common Shares. Whether Brookfield Residential will pay dividends on its Common Shares, and the timing and amount of those dividends, will be subject to approval and declaration by the Board, and will depend on a variety of factors, including the earnings, cash requirements and financial condition of Brookfield Residential and other factors deemed relevant by the Board.

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Preferred Shares

The declaration and payment of dividends on the Corporation’s preferred shares are at the discretion of the Board. Dividends on the Corporation’s Preferred Shares are paid semi-annually, normally at the end of June and December of each year. The dividends are fully cumulative and accumulate without interest from the date of original issuance. Dividends on the Corporation’s preferred shares are declared in United States dollars.

MARKET FOR SECURITIES

The Corporation’s publicly-traded securities that are currently issued and outstanding as of the date of this Annual Information Form are listed on the following exchanges under the symbol shown below:

Security	Symbol	Stock Exchange
Common Shares(1)	BRP	TSX and NYSE

(1)	The Corporation’s Common Shares were listed for trading on the TSX and NYSE on April 1, 2011.

Information on the trading prices and volumes for the Common Shares for each month of the calendar year ended December 31, 2011, commencing with April 2011, is set out in Appendix A to this Annual Information Form.

DIRECTORS AND OFFICERS

Directors

The Corporation’s directors are elected annually and hold office until the end of the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed. As of the date of this Annual Information Form, the Board has 8 directors, a majority of whom are independent. Particulars relating to each of the 8 directors nominated for election at the Annual and Special Meeting of Shareholders to be held on May 8, 2012 are set out in the Corporation’s Management Information Circular on pages 9 to 12, which are incorporated herein by reference.

Executive Officers of the Corporation

The names of the executive officers of the Corporation, their location of residence, their current offices and their dates of appointment are shown in the following table:

Name	Residence	Current Office	Prior Office	Date of Appointment
Michael Dutczak	Alberta, Canada	Executive Vice President, Special Situations	Senior Vice President, Alberta Land, BPO Residential	March 31, 2011

David Harvie	Alberta, Canada	Executive Vice President, Corporate Development	Senior Vice President, Corporate Development, BPO Residential	March 31, 2011

Craig J. Laurie	New Jersey, United States	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer, Brookfield Homes Corporation	March 31, 2011

Alan Norris	Alberta, Canada	President and Chief Executive Officer	President and Chief Executive Officer, BPO Residential	March 31, 2011

Shane Pearson	Ontario, Canada	Senior Vice President & Corporate Counsel	Vice President & Corporate Counsel, Brookfield Homes	March 31, 2011

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Name	Residence	Current Office	Prior Office	Date of Appointment
Corporation

Each of the executive, corporate and operating officers has had the principal occupation referred to in the column “Current Office” since March 31, 2011 and the principal occupation referred to in the column “Prior Office” during the past five years but not including the period from March 31, 2011 onwards.

As at March 20, 2012, the directors and executive officers of the Corporation together owned, or controlled or directed, directly or indirectly, approximately 2.046 million Common Shares, representing approximately 2.0% of the Corporation’s issued and outstanding Common Shares.

Committees

The Board has an Audit Committee, a Governance and Nominating Committee, and a Management Resources and Compensation Committee (“Compensation Committee”). The names of the members of each of the committees are shown in the following table:

Audit Committee	Governance and Nominating Committee	Management Resources and Compensation Committee
Bruce T. Lehman Patricia M. Newson(1) Allan S. Olson	Allan S. Olson David M. Sherman(2) Michael D. Young	Bruce T. Lehman(3) Robert L. Stelzl(4) Michael D. Young

(1)	Chair of the Audit Committee.
(2)	Chair of the Governance and Nominating Committee.
(3)	Chair of the Compensation Committee.
(4)	Independent Chair of the Board.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

To the knowledge of Brookfield Residential, none of the persons who are directors or executive officers of Brookfield Residential are, as at the date hereof, or have been, within the 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company that: (a)(i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (collectively referred to as an “Order”), that was issued while the person was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an Order that was issued after the person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; (b) are, as at the date hereof, or have been within 10 years before the date hereof, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (c) have, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the person.

To the knowledge of Brookfield Residential, none of the persons who are directors or executive officers of Brookfield Residential, and no personal holding company thereof owned or controlled by them: (i) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) has been subject to

Brookfield Residential Properties Inc. – 2012 Annual Information Form	22

any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar of the Corporation is CIBC Mellon Trust Company at its principal office in Toronto, Ontario, Canada. Canadian Stock Transfer Company Inc. acts as the administrative agent for CIBC Mellon Trust Company. CIBC Mellon Trust Company maintains registers for the transfer of the Corporation’s Common Shares at its offices in Toronto, Ontario in Canada and through American Stock Transfer & Trust Company, LLC in Brooklyn, New York in the United States.

AUDIT COMMITTEE INFORMATION

Responsibilities of the Audit Committee

The Board has established an Audit Committee with the responsibility for monitoring the Corporation’s systems and procedures for financial reporting and internal controls, for reviewing all public disclosure documents containing financial information, and for monitoring the performance of the Corporation’s external and internal auditors. The responsibilities of the Audit Committee are set out in a written charter, which is reviewed and approved annually by the Board. The current Charter of the Audit Committee was reviewed and confirmed by the Board on February 13, 2012 and is set out in full in Appendix B to this Annual Information Form.

The Audit Committee is comprised of three independent, financially literate directors: Patricia M. Newson (Chair), Bruce T. Lehman and Allan S. Olson.

Patricia M. Newson (Chair)

Ms. Newson is the chairman of the board of Heritage Gas Ltd., and serves on the boards of Guide Exploration Ltd., QUEST Canada, and is a member of the Alberta Securities Commission’s Financial Advisory Committee. Ms. Newson was a director and audit committee member of Brookfield Asset Management Inc. from 2008 to 2010, the Canadian Gas Association from 2006 to 2011 and a director of AltaGas Utility Group from 2005 to 2009. From 2005 through 2009 she was the President and Chief Executive Officer of AltaGas Utility Group Inc., a natural gas distribution holding company listed on the Toronto Stock Exchange. She retired in 2011 from AltaGas Ltd. as the President of AltaGas Utility Group Inc. Ms. Newson originally joined AltaGas Income Trust in 1996 and was Senior Vice President, Finance and Chief Financial Officer until 2006 and Senior Vice President through to 2008. Prior to joining AltaGas Income Trust, her experience included consulting for utility companies and crown corporations; and positions in financial reporting and merger and acquisition functions with private equity firms and with Olympia and York Enterprises, GW Utilities and Gulf Canada. She is a Chartered Accountant.

Bruce T. Lehman

Mr. Lehman served as a director of Brookfield Homes Corporation from 2002 until March 31, 2011. During this period, Mr. Lehman invested and held principal positions with Armada, LLC and Summit Land Partners, LLC with a primary focus on residential land investments. Prior to this, Mr. Lehman was an independent consultant, providing strategic advice to clients in the homebuilding industry from 2000 to 2002. Mr. Lehman was President-Merchant Housing Division, of Catellus Residential Group, a wholly-owned subsidiary of Catellus Development Corp., a real estate development company, from 1996 until 2000. Mr. Lehman also held this position with Catellus Residential Group’s predecessor company, Akins Real Estate Group, from 1989 until 2000.

Allan S. Olson

Mr. Olson was the founder and majority shareholder and has been an executive, and is now Chairman, of First Industries Corporation, a private investment and operating company since 1991. Prior to that he was President and Chief Executive Officer of the Churchill Corporation from 1989 to 1990, and Banister Construction Group from 1990 to 1991 and held various positions at Stuart Olson Construction including President and Chief Executive

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Officer from 1965 to 1989. Mr. Olson has served as a director of both private and public companies, and most recently was a director of IPSCO Steel Inc. from 1988 until the company was sold in 2007. He was also Chairman of Summit REIT until it was sold in 2006. Mr. Olson is currently a director of ZCL Composites and served as a director of Brookfield Office Properties Inc. and its predecessor companies, for more than 15 years, until 2012.

Principal Accountant Fees and Services

Aggregate fees billed to the Corporation and its subsidiaries for the fiscal year ended December 31, 2011 by Deloitte & Touche LLP amounted to approximately $921,000. From time to time, Deloitte & Touche also provides consultative and other non-audit services to the Corporation and its subsidiaries and affiliates. The Audit Committee has adopted a policy regarding the provision of non-audit services by the external auditor. This policy, which is periodically reviewed and updated, requires Audit Committee pre-approval of permitted audit, audit-related and non-audit services. It also specifies a number of services the provision of which is not permitted by the external auditor, including the use of the external auditor for the preparation of financial information, system design and implementation assignments.

The following table sets forth further information on the fees billed by Deloitte & Touche LLP to the Corporation and its consolidated subsidiaries for the fiscal year ended December 31, 2011, expressed in U.S. dollars.

	2011
	Brookfield Residential	Subsidiaries of Brookfield Residential	Total
Audit fees	$815,000	$99,500	$914,500
Audit-related fees	6,500	—	6,500
Tax fees	—	—	—
Other fees	—	—	—

Total	$821,500	$99,500	$921,000

Audit fees include fees for services that would normally be provided by the external auditor in connection with statutory and regulatory filings or engagements, including fees for services necessary to perform an audit or review in accordance with generally accepted auditing standards. This category also includes services that generally only the external auditor reasonably can provide, including comfort letters, statutory audits of public companies, investment funds and financial statements in connection with property-specific and subsidiary financings, attest services, consents and assistance with and review of certain documents filed with securities regulatory authorities.

Audit-related fees are for assurance and related services, such as due diligence services, that traditionally are performed by the external auditor. More specifically, these services include, among others: assistance in preparing for Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”), employee benefit plan audits, due diligence related to securities filings and mergers and acquisitions, accounting consultations and audits in connection with acquisitions, attest services that are not required by statute or regulation such as consultation concerning financial accounting and reporting standards.

Tax fees are principally for assistance in tax return preparation and tax advisory services. All other fees include fees for translation, litigation and advisory support services.

The Audit Committee has received representations from Deloitte & Touche LLP regarding its independence and has considered the relations described above in arriving at its determination that Deloitte & Touche LLP is independent of the Corporation.

LEGAL PROCEEDINGS

Brookfield Residential is party to various legal actions arising in the ordinary course of its business. We believe that none of these actions, either individually or in the aggregate, will have a material adverse effect on our financial

Brookfield Residential Properties Inc. – 2012 Annual Information Form	24

condition or results of operations. In addition, the Corporation and a subsidiary of the Corporation are parties to a lawsuit that was filed in Delaware Chancery Court alleging breach of fiduciary duties and invalid merger and conversion relating to the Transactions. Management intends to vigorously defend these claims and believes the claims are without merit and that this action will not have a material adverse effect on the financial condition, results of operations or cash flows of the Corporation. An estimate of the possible loss or range of loss cannot be made at this time.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIALS TRANSACTIONS

Other than the Transactions and as described below, no director, executive officer or shareholder who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding Common Shares, or any known associate or affiliate of any such person, has or had any material interest, direct or indirect, in any transaction within the last year or in any proposed transaction, that has materially affected or will materially affect the Corporation.

Rights Offering

In connection with the Rights Offering described previously, Brookfield Office Properties entered into an agreement (the “Standby Commitment”) with Brookfield Asset Management under which Brookfield Asset Management agreed to purchase the 26,265,000 Common Shares that it would have been entitled to purchase if it had received its pro rata share of rights as a shareholder of Brookfield Office Properties under the rights distribution, together with any Common Shares not purchased under the Rights Offering, in each case at the same price per share provided for under the Rights Offering. The Rights Offering gave holders of Brookfield Office Properties’ common shares the opportunity to retain an ongoing stake in BPO Residential (as shareholders of Brookfield Residential) on the same terms as Brookfield Asset Management to the extent they elected to do so.

Brookfield Asset Management purchased a total of 33,325,272 Common Shares in connection with the Rights Offering, representing its pro rata share of rights as a shareholder under the rights distribution, together with all Common Shares not otherwise subscribed for in the Rights Offering pursuant to the Standby Commitment. Upon completion of the Rights Offering, Brookfield Asset Management owned 74.5 million Common Shares, representing approximately 73.5% of the Common Shares.

Escrowed Stock Plan

On June 23, 2011, the Corporation established an escrowed stock plan (the “Escrowed Stock Plan”) for the purpose of providing Alan Norris, the President and Chief Executive Officer of the Corporation, with compensation tied to the performance of Common Shares and for Mr. Norris to increase his ownership of Common Shares. Under the Escrowed Stock Plan, a private company was capitalized with common shares (the “escrowed shares”) and preferred shares issued to the Corporation for cash proceeds.

The proceeds were used to purchase 2 million Common Shares from Brookfield Asset Management with 75% of the escrowed shares granted to Mr. Norris. The total consideration relating to the purchase of the Common Shares was approximately $19 million. Upon completion of the above transaction, Brookfield Asset Management owned 72.5 million Common Shares, representing approximately 71.5% of the Common Shares.

Other

At the closing of the Transactions, Brookfield Residential issued a C$265 million senior unsecured promissory note and a C$215 million junior unsecured promissory note, both payable to Brookfield Office Properties. As at March 20, 2012, interest of $27 million has been paid on the two notes. On November 2, 2011, the Corporation agreed to amend the terms of its C$265 million of transaction debt such that the originally scheduled principal payments of C$50 million during each of 2012, 2013 and 2014 will be due along with the final payment of C$115 million on December 31, 2015. These extended payments will bear interest from the date of the amendment at a fixed rate of 7.5%.

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On November 2, 2011, Brookfield Residential reached an agreement to consolidate its two existing lines of credit with subsidiaries of Brookfield Asset Management in the aggregate amount of $225 million into one $300 million line of credit at an interest rate of LIBOR plus 4.5%.

Additionally, Brookfield Residential has the right to use the names “Brookfield” and “Brookfield Residential” pursuant to a license agreement between Brookfield Office Properties and Brookfield Global Asset Management Limited, a subsidiary of Brookfield Asset Management.

Finally, one of our directors and the Chair of the Board, Robert L. Stelzl, also serves as an independent director of Brookfield Office Properties, an affiliate of the Corporation.

MATERIAL CONTRACTS

Except for the Transactions, an unsecured revolving credit facility with a subsidiary of Brookfield Asset Management and the two promissory notes payable to Brookfield Office Properties in connection with the Transactions, the Corporation is not a party to any material contract, other than contracts entered into in the ordinary course of business, which has been entered into by the Corporation within the most recently completed financial year, or which is proposed to be entered into.

INTERESTS OF EXPERTS

Deloitte & Touche LLP, the Corporation’s external auditor, is independent of the Corporation in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

ADDITIONAL INFORMATION

Additional information relating to the Corporation, including information as to directors’ and executive officers’ remuneration and indebtedness, the principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans, is set out in the Circular.

Additional financial information on the Corporation is provided in our financial statements and in our management’s discussion and analysis for the most recently completed financial year, which are contained in our 2011 Annual Report.

The Corporation’s most recent Circular and Annual Report, as well as other information on the Corporation, may be found on our website at www.brookfieldrp.com and on SEDAR at www.sedar.com.

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APPENDIX A

TRADING INFORMATION FOR THE CORPORATION’S PUBLICLY-LISTED SECURITIES

On April 1, 2011, the Common Shares were listed and posted for trading on the TSX and NYSE under the trading symbol “BRP” in connection with the Transactions. The high and low trading prices and volume traded of the Common Shares on the TSX and NYSE for each applicable month, commencing from April 1, 2011, of the most recently completed financial year are set out below.

Common Shares (TSX: BRP)

	Price Per Share
Period 2011	High C$	High US$	Low C$	Low US$	Volume Traded (a) #
December	8.31	8.15	7.40	7.24	93,285
November	8.37	8.16	7.20	7.07	150,851
October	7.31	7.36	6.44	6.14	309,472
September	7.75	7.95	6.34	6.16	562,852
August	9.47	9.86	7.01	7.11	118,540
July	9.87	10.29	8.65	9.01	192,155
June	10.20	10.45	9.50	9.70	460,500
May	11.34	11.95	9.50	9.86	225,599
April	13.75	14.32	11.2	11.62	32,217

(a)	Volume traded refers to volume traded on TSX only.

Common Shares (NYSE: BRP)

	Price Per Share
Period 2011	High US$	Low US$	Volume Traded (a) #
December	8.16	7.11	1,663,140
November	8.20	6.98	1,341,133
October	7.32	6.08	2,040,134
September	7.94	6.34	2,430,485
August	10.03	7.16	2,092,331
July	10.34	9.76	2,086,880
June	10.43	9.70	6,695,572
May	12.54	9.75	3,430,049
April	14.32	12.12	1,185,044

(a)	Volume traded refers to volume traded on NYSE only.

Brookfield Residential Properties Inc. – 2012 Annual Information Form	A-1

APPENDIX B

AUDIT COMMITTEE CHARTER

February 2012

A committee of the board of directors (the “Board”) of Brookfield Residential Properties Inc. (the “Corporation”) to be known as the Audit Committee (the “Committee”) shall have the following terms of reference:

MEMBERSHIP AND CHAIR

Following each annual meeting of shareholders, the board of directors of the Corporation shall appoint from its number three or more directors (the “Members” and each a “Member”) to serve on the Committee until the close of the next annual meeting of shareholders of the Corporation or until the Member ceases to be a director, resigns or is replaced, whichever occurs first.

The Members will be selected by the board on the recommendation of the Governance and Nominating Committee. Any Member may be removed from office or replaced at any time by the board. All of the Members will be Independent Directors. In addition, every Member will be Financially Literate and at least one Member will be an Audit Committee Financial Expert. Members may not serve on more than two other public company audit committees, except with the prior approval of the board.

The board shall appoint one Member as the chair of the Committee. If the chair is absent from a meeting, the Members shall select a chair from those in attendance to act as chair of the meeting.

RESPONSIBILITIES

The Committee shall:

(a)	oversee the work of the Corporation’s external auditor (the “auditor”) engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation;

(b)	review and evaluate the auditor’s independence, experience, qualifications and performance and determine whether the auditor should be appointed or re-appointed and nominate the auditor for appointment or re-appointment for ratification by the shareholders;

(c)	where appropriate, terminate the auditor;

(d)	when a change of auditor is proposed, review all issues related to the change, including the information to be included in the notice of change of auditor required, and the orderly transition of such change;

(e)	review the terms of the auditor’s engagement and the appropriateness and reasonableness of the proposed audit fees;

(f)	at least annually, obtain and review a report by the auditor describing:

(i)	the auditor’s internal quality-control procedures; and

(ii)

any material issues raised by the most recent internal quality control review, or peer review, of the auditor, or review by any independent oversight body such as the Canadian Public Accountability Board or the United States Public Company Accounting Oversight Board, or governmental or professional authorities within the preceding five years

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respecting one or more independent audits carried out by the auditor, and the steps taken to deal with any issues raised in any such review;

(g)	at least annually, confirm that the auditor has submitted a formal written statement describing all of its relationships with the Corporation; discuss with the auditor any disclosed relationships or services that may affect its objectivity and independence; obtain written confirmation from the auditor that it is objective within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of Chartered Accountants to which it belongs and is an independent public accountant within the meaning of the federal securities legislation administered by the United States Securities and Exchange Commission and of the Independence Standards of the Canadian Institute of Chartered Accountants, and is in compliance with any independence requirements adopted by the United States Public Company Accounting Oversight Board; and, confirm that it has complied with applicable laws with the rotation of certain members of the audit engagement team;

(h)	review and evaluate the lead partner of the auditor;

(i)	ensure the regular rotation of the audit engagement team members as required by law, and periodically consider whether there should be regular rotation of the auditor firm;

(j)	meet privately with the auditor as frequently as the Committee feels is appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern to the Committee or the auditor, including:

(i)	planning and staffing of the audit;

(ii)	any material written communications between the auditor and management;

(iii)	whether or not the auditor is satisfied with the quality and effectiveness of financial recording procedures and systems;

(iv)	the extent to which the auditor is satisfied with the nature and scope of its examination;

(v)	whether or not the auditor has received the full co-operation of management of the Corporation;

(vi)	the auditor’s opinion of the competence and performance of the Chief Financial Officer and other key financial personnel;

(vii)	the items required to be communicated to the Committee in accordance with generally accepted auditing standards;

(viii)	all critical accounting policies and practices to be used by the Corporation;

(ix)	all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the auditor;

(x)	any difficulties encountered in the course of the audit work, any restrictions imposed on the scope of activities or access to requested information, any significant disagreements with management and management’s response; and

Brookfield Residential Properties Inc. – 2012 Annual Information Form	B-2

(xi)	any illegal act that may have occurred and the discovery of which is required to be disclosed to the Committee pursuant to the United States Securities Exchange Act of 1934;

(k)	pre-approve or approve, if permitted by law, the appointment of the auditor to provide any audit service or non-prohibited non-audit service and, if desired, establish detailed policies and procedures for the pre-approval of audit services and non-prohibited non-audit services by the auditor. The Committee may delegate this responsibility to one or more Members to the extent permitted by applicable law provided that any pre-approvals granted pursuant to such delegation must be detailed as to the particular service to be provided, may not delegate Committee responsibilities to management and must be reported to the full Committee at its next scheduled meeting;

(l)	resolve any disagreements between management and the auditor regarding financial reporting;

(m)	review, and, where appropriate, recommend for approval by the board, the following:

(i)	audited annual financial statements, in conjunction with the report of the external auditor;

(ii)	interim financial statements;

(iii)	annual and interim management discussion and analysis of financial condition and results of operation;

(iv)	reconciliations of the annual or interim financial statements; and

(v)	all other audited or unaudited financial information contained in public disclosure documents, including without limitation, any prospectus, or other offering or public disclosure documents and financial statements required by regulatory authorities;

(n)	discuss earnings press releases and other press releases containing financial information (to ensure consistency of the disclosure to the financial statements), as well as financial information and earnings guidance provided to analysts and rating agencies including the use of “pro forma” or “adjusted” non-GAAP information in such press releases and financial information. Such review may consist of a general discussion of the types of information to be disclosed or the types of presentations to be made;

(o)	review the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation’s financial statements;

(p)	review disclosures made to the Committee by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Corporation’s internal control over financial reporting which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information, and any fraud involving management or other employees;

(q)	review the effectiveness of management’s policies and practices concerning financial reporting, any proposed changes in major accounting policies, the appointment and replacement of management responsible for financial reporting and the internal audit function;

(r)	review the adequacy of the internal controls that have been adopted by the Corporation to safeguard assets from loss and unauthorized use and to verify the accuracy of the financial records and any special audit steps adopted in light of material control deficiencies;

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(s)	meet privately with the person responsible for the Corporation’s internal audit function as frequently as the Committee feels appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern;

(t)	review the mandate, budget, planned activities, staffing and organizational structure of the internal audit function (which may be outsourced to a firm other than the auditor) to confirm that it is independent of management and has sufficient resources to carry out its mandate. The Committee will discuss this mandate with the auditor; review the appointment and replacement of the person in charge of the Corporation’s internal audit and review the significant reports to management prepared by the internal auditor and management’s responses;

(u)	review the controls and procedures that have been adopted to confirm that material information about the Corporation and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed and to review the public disclosure of financial information extracted or derived from the issuer’s financial statements and periodically assess the adequacy of these procedures;

(v)	review periodically, the Corporation’s policies with respect to risk assessment and management, particularly financial risk exposure, including the steps taken to monitor and control risks;

(w)	review periodically, the status of taxation matters of the Corporation;

(x)	set clear policies for hiring partners and employees and former partners and employees of the external auditor;

(y)	review, with legal counsel where required, such litigation, claims, tax assessments, transactions, material inquiries from regulators and governmental agencies or other contingencies which may have a material impact on financial results or which may otherwise adversely affect the financial well-being of the Corporation;

(z)	review periodically the Corporation’s susceptibility to fraud and oversee management’s processes for identifying and managing the risks of fraud; and

(aa)	consider other matters of a financial nature as directed by the board.

REPORTING

The Committee will regularly report to the board on:

(a)	the auditor’s independence;

(b)	the performance of the auditor and the Committee’s recommendations regarding its reappointment or termination;

(c)	the performance of the internal audit function;

(d)	the adequacy of the Corporation’s internal controls and disclosure controls;

(e)	its recommendations regarding the annual and interim financial statements of the Corporation and any reconciliation of the Corporation’s financial statements, including any issues with respect to the quality or integrity of the financial statements;

Brookfield Residential Properties Inc. – 2012 Annual Information Form	B-4

(f)	its review of any other public disclosure document including the annual information form and the annual and interim management’s discussion and analysis of financial condition and results of operations;

(g)	the Corporation’s compliance with legal and regulatory requirements, particularly those related to financial reporting; and

(h)	all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.

COMPLAINTS PROCEDURE

The Committee will establish a procedure for the receipt, retention and follow-up of complaints received by the Corporation regarding accounting, internal controls, disclosure controls or auditing matters and a procedure for the confidential, anonymous submission of concerns by employees of the Corporation regarding such matters.

REVIEW AND DISCLOSURE

The Committee will review this Charter at least annually and submit it to the Governance and Nominating Committee together with any proposed amendments. The Governance and Nominating Committee will review the Charter and submit it to the board for approval with such further amendments as it deems necessary and appropriate.

This Charter will be posted on the Corporation’s web site at www.brookfieldrp.com. The Management Information Circular of the Corporation will state that this Charter is available on its web site and is available in print to any shareholder who requests a copy. This Charter will also be reproduced in full as an appendix to the Corporation’s Annual Information Form.

ASSESSMENT

At least annually, the Governance and Nominating Committee will review the effectiveness of this Committee in fulfilling its responsibilities and duties as set out in this Charter and in a manner consistent with the corporate governance guidelines adopted by the board. The Committee will also conduct its own assessment of the Committee’s performance on an annual basis.

ACCESS TO OUTSIDE ADVISORS AND SENIOR MANAGEMENT

The Committee may retain any outside advisor including legal counsel, at the expense of the Corporation, without the board’s approval, at any time. The Committee has the authority to determine any such advisor’s fees.

The Corporation will provide for appropriate funding, for payment of compensation to any auditor engaged to prepare or issue an audit report or perform other audit, review or attest services, and ordinary administrative expenses of the Committee.

Members will meet privately with senior management as frequently as they feel is appropriate to fulfill the Committee’s responsibilities, but not less than annually.

MEETINGS

Meetings of the Committee may be called by any Member, the Chair of the board, the Chief Executive Officer or Chief Financial Officer of the Corporation, the internal auditor or the auditor. Meetings will be held each quarter and at such additional times as is necessary for the Committee to fulfill its responsibilities. The Committee shall appoint a secretary to be the secretary of each meeting of the Committee and to maintain minutes of the meeting and deliberations of the Committee.

Brookfield Residential Properties Inc. – 2012 Annual Information Form	B-5

The powers of the Committee shall be exercisable at a meeting at which a quorum is present. A quorum shall be not less than a majority of the Members from time to time. Matters decided by the Committee shall be decided by majority vote. Subject to the foregoing, the Business Corporations Act (Ontario) and the by-laws, and unless otherwise determined by the board, the Committee shall have the power to regulate its procedure.

Notice of each meeting shall be given to each Member, the internal auditor, the auditor, and to the Chair of the board and the Chief Executive Officer of the Corporation. Notice of meeting may be given orally or by letter, facsimile or telephone not less than 24 hours before the time fixed for the meeting. Members may waive notice of any meeting and attendance at a meeting is deemed waiver of notice. The notice need not state the purpose or purposes for which the meeting is being held.

The Committee may invite from time to time such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee. The Committee may require the auditors to attend any or all meetings.

DEFINITIONS

Capitalized terms used in this Charter and not otherwise defined have the meaning attributed to them below:

“Independent Director” means a director who has been affirmatively determined by the board to have no material relationship with the Corporation, either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation. In addition to any other requirement of applicable securities laws or stock exchange provisions, a director who:

(a)	is an employee, or whose immediate family member is an executive officer, of the Corporation is not independent until three years after the end of such employment relationship;

(b)	is receiving, or whose immediate family member receives, more than US$100,000 per year in direct compensation from the Corporation, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than US$100,000 per year in compensation;

(c)	is affiliated with or employed by, or whose immediate family member is employed in a professional capacity by, a present or former internal or external auditor of the Corporation is not independent until three years after the end of the affiliation or employment relationship with the auditor;

(d)	is employed as, or whose immediate family member is employed as, an executive officer of another company where any of the present (at the time of review) members of senior management of the Corporation serve on that company’s compensation committee is not independent until three years after the end of such service or the employment relationship; and

(e)	is an executive officer or an employee of, or whose immediate family member is an executive officer of, another company for which the Corporation accounts for at least 2% or US$1 million, whichever is greater, of such other company’s consolidated gross revenues, in each case is not independent until three years after falling below such threshold.

Additionally, an Independent Director for the purpose of the Audit Committee specifically may not:

(a)	accept any consulting, advisory, or other compensatory fee from the Corporation or any of its subsidiaries, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service); or

Brookfield Residential Properties Inc. – 2012 Annual Information Form	B-6

(b)	be an affiliated person of the Corporation or any of its subsidiaries (within the meaning of applicable rules and regulations).

For the purposes of the definition above, the term Corporation includes any parent, subsidiary or other affiliated entity of the Corporation.

In addition to the requirements for independence set out in paragraph (c) above, Members of the Audit Committee must disclose any other form of association they have with a current or former external or internal auditor of the Corporation to the Governance and Nominating Committee of the board of directors for a determination as to whether this association affects the Member’s status as an independent director.

“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

“Audit Committee Financial Expert” means a person who has the following attributes:

(a)	an understanding of generally accepted accounting principles and financial statements;

(b)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(c)	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(d)	an understanding of internal controls and procedures for financial reporting; and

(e)	an understanding of audit committee functions;

(f)	acquired through any one or more of the following:

(g)	education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(h)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(i)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or other relevant experience; or

(j)	other relevant experience.

This charter of the Audit Committee was reviewed and approved by the board of directors of the Corporation on February 13, 2012.

Brookfield Residential Properties Inc. – 2012 Annual Information Form	B-7

Brookfield Residential Properties Inc.
CORPORATE OFFICE Calgary 4906 Richard Rd. SW Calgary, Alberta T3E 6L1 Tel: 403.231.8900 Fax: 403.231.8960 Email: info@brookfieldrp.com www.brookfieldrp.com

REGIONAL OFFICES

CANADA

ALBERTA

Calgary

4906 Richard Rd. SW

Calgary, Alberta T3E 6L1

Tel: 403.231.8900

Fax: 403.231.8960

Edmonton

10414 103rd Avenue,

Suite 200

Edmonton, AB T5J 0J1

Tel: 780.423.1910

Fax: 780.421.4653

ONTARIO

Greater Toronto Area

7303 Warden Avenue,

Suite 100

Markham, ON L3R 5Y6

Tel: 905.477.5111

Toll Free: 1.800.387.8545

Fax: 905.477.9001

CALIFORNIA,
UNITED STATES

San Francisco Bay Area

500 La Gonda Way,

Suite 100

Danville, CA 94526

Tel: 925.743.8000

Fax: 925.743.8050

Orange / Los Angeles

Ventura County

3090 Bristol Street,

Suite 200

Costa Mesa, CA 92626

Tel: 714.427.6868

Fax: 714.427.6869

San Diego / Riverside County

12865 Pointe Del Mar,

Suite 200

Del Mar, CA 92014

Tel: 858.481.8500

Fax: 858.794.6185

Sacramento

2271 Lava Ridge Court,

Suite 220

Roseville, CA 95661

Tel: 916.783.1177

Fax: 916.783.1161

CENTRAL AND EASTERN

UNITED STATES

Washington DC Area

8500 Executive Park Avenue

Fairfax, VA 22031

Tel: 703.270.1400

Fax: 703.270.1401

Denver, Colorado

188 Inverness Drive West

Suite 150

Englewood, CO 80112

Tel: 303.706.9451

Fax: 303.706.9453

Austin, Texas

9737 Great Hills Trail

Suite 260

Austin, TX 78759

Tel: 512.391.1330

Fax: 512.391.1333

www.brookfieldrp.com             NYSE: BRP         TSX: BRP